315 Sigma Drive
Summerville, South Carolina 29486
VIA EDGAR

December 3, 2018

Sisi Cheng/Lisa Vanjoske
Division of Corporation Finance
Office of Healthcare & Insurance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:    Æterna Zentaris Inc.
Form 20-F for the Year Ended December 31, 2017
Filed March 28, 2018
Form 6-K for the Month of May 2018
Filed May 7, 2018
File No. 001-38064

Dear Ms. Cheng and Ms. Vanjoske:

We are writing in response to comments from the Staff of the Division of Corporation Finance, Office of Healthcare and Insurance (“Staff”) of the Securities and Exchange Commission (“Commission”) contained in your November 7, 2018 letter (the “Comment Letter”) concerning Æterna Zentaris Inc.’s (“Company”) above-referenced filings (such filings, the “financial statements”).
The Comment Letter raises further questions regarding the Company’s October 9, 2018 response to the Staff’s September 13, 2018 letter (“October 9 Response”), which are set out in bullets within Question 1 of the Comment Letter. All capitalized terms reflect those terms which have been defined in our previous response letters.
Furthermore, we would like to thank you for your time on November 13, 2018 and on November 15, 2018 to discuss and clarify the areas of Staff’s focus. We have replied to each of these questions in our response but have presented a response to Bullet 2 of Comment #1, first, as we believe it is helpful when responding to Bullet 1 of Comment #1.
Bullet 2 to Comment #1

Please provide us an accounting analysis with reference to authoritative literature supporting your allocation of the $24 million transaction price solely to the adult indication upon entering into the Strongbridge agreement in January 2018 when the $5 million milestone payment upon the approval of Macrilen for pediatric indication would have been fully constrained.

Determining the transaction price
In determining the transaction price, the Company considered IFRS 15.47. As a result, the Company believes the transaction price should include the fixed upfront payment of $24.0 million, and the variable consideration component of $5.0 million (which on a discounted basis is present-valued to $4.2 million based on a timeline for FDA approval of approximately 5 years). The variable consideration would only be paid in the event that the Pediatric Indication achieved FDA approval status. We considered the $5.0 million of future cash payment to be fully constrained due to the uncertainty relating to FDA approval and hence the high probability that no amounts will be received. Therefore, the transaction price at the inception of the arrangement is $29.0 million less a $5.0 million constraint on the variable component. Subsequent to our November 15th conference call, we further considered the $5.0 million future cash payment for the Pediatric Indication and our conclusion related to the application of the constraint. Specifically, we considered IFRS 15.57 which states:
“Factors that could increase the likelihood or the magnitude of a revenue reversal include, but are not limited to, any of the following: a. The amount of consideration is highly susceptible to factors outside the entity’s influence. Those factors may include volatility in a market, the judgment or actions of third parties, weather conditions, and a high risk of obsolescence of the promised good or service. b. The uncertainty about the amount of consideration is not expected to be resolved for a long period of time …”
The Company considered factors a. and b. above and determined that that there is a high probability that revenue associated with the Pediatric Indication is uncertain and could be subject to reversal due to the uncertain nature of the trials and the length of time required to resolve the uncertainty. Therefore, the Company continues to believe that the $5.0 million cash payment should be fully-constrained at the inception of the arrangement with Strongbridge.
Allocating the Transaction Price
As previously indicated in Bullet 5 to our October 9, 2018 Response letter, we had obtained, as part of our due diligence review related to the Strongbridge arrangement, a fairness opinion from an independent third party. This report indicates that estimated cash flows to be derived from the Adult Indication and the Pediatric Indication are 84% and 16%, respectively. This allocation takes into account discounting for future cash flows, as well as the likelihood of success for the Pediatric Indication trials. When applied against the total transaction price of $29.0 million, it indicates an approximate fair value of $24.4 million for the Adult Indication and a considerably lower value of $4.6 million for the Pediatric Indication. Under the Strongbridge arrangement, Strongbridge agreed to a cash payment of $5.0 million at some date in the future, to acquire an FDA-approved Pediatric Indication license. As mentioned above, on a discounted basis, this approximates $4.2 million (assuming an approximate term to FDA-approval of 5 years and an expected likelihood of approval). Based on the relative values calculated above, the Pediatric Indication was valued at $4.6 million, for which $4.2 million is considered variable consideration (discounted).
As the relative fair value of the Pediatric Indication is greater than the fair value of the consideration to be received if the product is approved, the Company has determined that a portion of the $24.0 million upfront payment, $0.4 million ($4.6 million - $4.2 million), should be allocated to the Pediatric Indication, similar to an advance payment for the “right to acquire an FDA-approved Pediatric Indication License” if, and when, the approval is achieved. Transaction price allocated the Pediatric Indication license would only be recognized if (and when) FDA approval is granted.
On this basis, the Company has determined that at contract inception, the Company has transferred control of the Adult Indication as well as a right to acquire the FDA-approved Pediatric Indication License. As such, the Company has allocated the transaction price to the performance obligations on a relative fair value basis, which results in $23.6 million being allocated to the Adult Indication and being recognized, and $0.4 million being allocated to the Pediatric Indication, which is deferred.
Given that $0.4 million is not material to the interim periods to date, the Company intends to adjust for this error in the fourth quarter of 2018, by reducing revenue by $0.4 million.

Bullet 1 to Comment #1

Please tell us how you applied paragraph 7 of IFRS 15 as you indicate the contract is partially within the scope of IFRS 15 and partially within the scope of IFRS 11.

As discussed in bullet 2 of our October 9 Response, the research and development arrangement, or PIP, has not been separately identified as a performance obligation. The Company believes that Aeterna and Strongbridge are sharing the risks and benefits in the development of the Pediatric Indication. Strongbridge has agreed to pay 70% of the R&D costs, and the Company will pay the remaining 30%. If the Pediatric Indication is approved by the FDA, Strongbridge will be entitled to benefit from a right to use license for Pediatric Indication in the USA and Canada (only), and Aeterna, if approved by the European Medicines Agency (the “EMA”), will be entitled to the rights over this indication for the rest of the world. Based on these terms, the Company believes Strongbridge and the Company have entered into a collaboration arrangement to share in the development costs (risks and benefits) associated with the Pediatric Indication for the FDA and EMA, and therefore we considered this component of the Strongbridge Agreement to be outside of the scope of IFRS 15. Consequently, we have concluded that Strongbridge is a collaborator under this part of the arrangement and not a customer, and the arrangement should be accounted for under IFRS 11.

Specifically, the Company considered the guidance in IFRS 11.7, which states “[j]oint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.”. We note that section 3.4 of the Strongbridge Agreement supports this position as it indicates that: “[e]ach party shall give reasonable consideration to input provided by the other Party to the J[oint] S[teering] C[ommittee] on all matters set forth in Section 3.3, provided however that the JSC shall have the authority to make decisions solely with respect to the PIP. Such decisions shall be made by unanimous agreement of the JSC Members ..”

We welcome an opportunity to discuss our responses with the Staff, if there are further questions, or points of clarification. Contact the undersigned at (416)254-2192 or by email at lauld@aezsinc.com
We thank you for your attention to this matter.
Very truly yours,

/s/ Leslie Auld
Leslie Auld
Chief Financial Officer
Æterna Zentaris

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